Filed Pursuant to Rule 424(b)(5)

Registration No. 333-264299

PROSPECTUS SUPPLEMENT No. 1

(To Prospectus dated April 26, 2022 and

Prospectus Supplement dated November 7, 2023)

Up to $12,300,000

Clene Inc.

Common Stock

This prospectus supplement, or this supplement, supplements, modifies and supersedes, only to the extent indicated herein, certain information contained in our prospectus supplement dated November 7, 2023, which together with the accompanying prospectus dated April 26, 2022, contained in our Registration Statement on Form S-3 (Registration No. 333-264299), we refer to as the prospectus, relating to the sale of shares of common stock, par value $0.0001 per share, of Clene Inc., from time to time through Canaccord Genuity LLC (“Canaccord”) acting as our sales agent pursuant to the terms of the Equity Distribution Agreement dated April 14, 2022, as amended by Amendment No. 1 to Equity Distribution Agreement, dated December 19, 2022 (as amended, the “Distribution Agreement”) by and between us and Canaccord.

This supplement should be read in conjunction with, is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including all supplements thereto and documents incorporated by reference therein. If there is any inconsistency between the information in the prospectus and this supplement, you should rely on the information in this supplement. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the prospectus, except as modified or superseded by this supplement.

We are filing this supplement to supplement and amend, as of May 8, 2024, the prospectus to reduce the maximum aggregate gross sales price of our common stock that may be offered, issued and sold under the Distribution Agreement. Accordingly, we may offer and sell shares of our common stock having a maximum aggregate gross sales price of up to $12,300,000 from time to time through Canaccord.

Sales of our common stock, if any, under this prospectus supplement may be deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Canaccord is not required to sell any specific number or dollar amount of securities, but will act as our sales agent and use commercially reasonable efforts to sell on our behalf all of the shares of common stock requested to be sold by us, consistent with its normal trading and sales practices, on mutually agreed terms between us and Canaccord. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

Canaccord will be entitled to a commission of up to 3.0% of the gross sales price per share of common stock sold under the Distribution Agreement. In connection with the sale of our common stock on our behalf, Canaccord will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of Canaccord will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to Canaccord with respect to certain liabilities, including liabilities under the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

You should read this supplement, the prospectus supplement, the base prospectus, and any additional prospectus supplement or amendment carefully before you invest in our securities.

Our common stock and public warrants are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbols “CLNN” and “CLNNW,” respectively. On May 6, 2024, the last reported sale price of our common stock and public warrants on Nasdaq was $0.4236 and $0.0393, respectively.

As of the date of this prospectus supplement, the aggregate market value of our outstanding common stock held by non-affiliates, or public float, was determined to be approximately $37.0 million based on 128,433,721 shares of common stock outstanding, of which 81,859,634 are held by non-affiliates, and the average of the closing bid and ask prices of our common stock on Nasdaq of $0.4519 on March 12, 2024, which is within 60 days of the date of this prospectus supplement. Upon any sale of shares of common stock under this prospectus supplement pursuant to General Instruction I.B.6 of Form S-3, in no event will the aggregate market value of securities sold by us or on our behalf pursuant to General Instruction I.B.6 of Form S-3 during the twelve calendar month period immediately prior to, and including, the date of any such sale exceed one-third of the aggregate market value of our common stock held by non-affiliates, calculated in accordance with General Instruction I.B.6 of Form S-3. During the prior 12 calendar month period that ends on, and includes, the date of this prospectus supplement (excluding this offering), we have sold no shares of our common stock pursuant to General Instruction I.B.6 of Form S-3.

Investing in our securities involves a high degree of risk. See “Risk Factors” section beginning on page S-11 of the prospectus supplement and any other risk factors contained in any applicable prospectus supplement and in the documents incorporated by reference herein and therein.

We are a “smaller reporting company,” as that term is defined under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements and may elect to do so in future filings.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Canaccord Genuity

The date of this prospectus supplement is May 8, 2024.